The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

March 31, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning Foundation of a joint company for research and studies to establish an Internet-based bank by The Sumitomo Trust & Banking Co., Ltd. and SBI Holdings, Inc.</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

March 31, 2006

The Sumitomo Trust & Banking Co., Ltd.
SBI Holdings, Inc.

Foundation of a joint company for research and studies to establish an Internet-based bank by The Sumitomo Trust & Banking Co., Ltd. and SBI Holdings, Inc.

The Sumitomo Trust and Banking Co., Ltd. (Sumitomo Trust) and SBI Holdings, Inc. (SBIH) jointly announced today that the two companies have reached an agreement regarding foundation of a joint company for research and studies to establish an Internet-based bank (New Net Bank). The joint company will be founded on April 3, 2006.

1. Foundation of joint company

Sumitomo Trust will restructure its wholly owned subsidiary, Sumishin Office Service Company, Limited (Sumishin Office Service) to the joint company. Sumishin Office Service will allocate new shares to SBIH and will change the company's name. The restructure will be completed on April 3, 2006. Sumishin Office Service will issue 41,000 shares of common stock for 1.9 billion yen. The capital of Sumishin Office Service will be 4 billion yen after the new share issue.

Sumitomo Trust and SBIH will outsource the joint company research and studies, such as market research and studies of marketing methods of New Net Bank, and will execute the project further to establish New Net Bank.

2. Outline of joint company (Plan)

(1) Company's name	Sumishin SBI Net Bank Research Co., Ltd.
(2) Scope of business	Research and studies regarding Internet-based bank
(3) Representative	Yoshikazu Tanaka, CEO
	(Currently, Head Office Executive of Sumitomo Trust)
	Katsuya Kawashima, COO
	(Currently, Director of E*TRADE SECURITIES Co., Ltd.)
(4) Location of Head Office	Roppongi 1-6-1, Minatoku, Tokyo
(5) Capital	4 billion yen
(6) Shareholders	Sumitomo Trust 50% and SBIH 50%

For further information, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654